Consent of Lefosse Advogados

We hereby consent to the incorporation by reference in the Post-Effective Amendment No. 2 to the Registration Statement (Form F-3 No. 333-242425) (the “Registration Statement”) of Gol Linhas Aéreas Inteligentes S.A. and in the related Prospectus of our legal opinion dated March 21, 2023, with respect to the preferred shares of Gol Linhas Aéreas Inteligentes S.A., as filed on March 21, 2023 as an exhibit to the Post-Effective Amendment No. 1 to the Registration Statement, as well as to the reference to us under the caption “Service of Process and Enforcement of Civil Liabilities in Brazil” in the Prospectus included in the Post-Effective Amendment No. 2 to the Registration Statement. Our consent extends to any and all additional amendments to the Registration Statement and to any subsequent registration statement that relates to the Registration Statement.

/s/ Lefosse Advogados

LEFOSSE ADVOGADOS

March 24, 2023